UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 19, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE
DIRECTORS AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
19 March 2018
NEWS RELEASE
AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS AND THE COMPANY
SECRETARY OF ANGLOGOLD ASHANTI

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding award and acceptance of share options by the Company under the AngloGold Share Incentive Scheme to Executive
Directors and the Company Secretary of AngloGold Ashanti.

Date of award
: 22 February 2018
Date of notification : 16 March 2018
Date of acceptance : 16 March 2018

Bonus Share Plan (BSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides for the executives’
BSP cash bonus to be matched at 150% with share options and vesting of awards in two tranches, 50% after
12 months and the remaining 50% after 24 months.

Clearance was obtained in terms of JSE Listings Requirement 3.66.
Strike price
NIL cost to participant in accordance with the rules of the
above plans
Market value per award at date of grant
R 119.14
Class of security
Option to acquire ordinary shares
Type of interest
Direct beneficial

Name
Number of BSPs
awarded
Total Value of
Awards (ZAR)
S Venkatakrishnan (Executive Director)
101,217
12,058,993.38
KC Ramon (Executive Director)
55,634
6,628,234.76
ME Sanz Perez (Company Secretary)
38,143
4,544,357.02
194,994
23,231,585.16

ENDS
19 March 2018
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts

Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited

Date: March 19, 2018
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance